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                                   GMO TRUST
                                 40 ROWES WHARF
                                BOSTON, MA 02110


                                                                October 22, 2004

BY EDGAR
--------
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  GMO Trust (File Nos. 2-98772 and 811-4347)
     ------------------------------------------

Ladies and Gentlemen:

Pursuant to Rule 477 (a) of the Securities Act of 1933 (the "Securities Act"), the registrant, GMO Trust (the "Trust"), requests that Post-Effective Amendment No. 94 under the Securities Act and Post-Effective Amendment No. 119 under the 1940 Act ("Amendment No. 94/119"), submitted via EDGAR to the Securities and Exchange Commission on September 21, 2004, be withdrawn. This Amendment No. 94/119 was filed for the purposes of adding GMO Growth Fund II as a new series of the Trust. No information in Amendment No. 94/119 was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw Amendment No. 94/119 intended to amend or supersede any prior filing relating to any other series of the Trust.

The Trust has not offered, and does not currently intend to offer in the near future, shares of the GMO Growth Fund II (the "Shares"). If and when the Trust decides to offer the Shares, it will file another post-effective amendment to its registration statement.

Should you have any questions regarding the application for withdrawal, please do not hesitate to call Elizabeth Reza of Ropes & Gray LLP, counsel to the Fund, or me at (617) 346-7586.

Sincerely,

/s/ Elaine M. Hartnett
Elaine M. Hartnett, Esq.
Vice President
GMO Trust

cc:  John Ganley, Securities and Exchange Commission
     Thomas Hiller, Esq., Ropes & Gray LLP
     Elizabeth J. Reza, Ropes & Gray LLP